October 6, 2005



Mr. Yashpal Singh
Chief Executive Officer
Mendocino Brewing Company, Inc.
1601 Airport Road
Ukiah, CA 95482

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
		File Date: May 13, 2005
		File No. 001-13636

Dear Mr. Singh,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief